Kayne Anderson Midstream/Energy Fund, Inc.
717 Texas Avenue, Suite 3100
Houston, Texas 77002
November 23, 2010
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Kayne Anderson Midstream/Energy Fund, Inc. Registration Statement on Form N-2, filed on September 2, 2010 (File Nos. 333-169177; 811-22467)
Dear Mr. Sandoe:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kayne Anderson Midstream/Energy Fund, Inc. (the “Fund”) hereby requests that the effective date for the above-captioned Registration Statement be accelerated so that it will be declared effective at 10:00 a.m., Eastern Time, on Tuesday, November 23, 2010, or as soon thereafter as practicable.
     We hereby acknowledge that:
1.	Should the United States Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	The action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the above-captioned Registration Statement effective, does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours, Kayne Anderson Midstream/Energy Fund, Inc.
By:	/s/ JAMES C. BAKER
James C. Baker
Executive Vice President

cc:	Kevin S. McCarthy, Kayne Anderson Midstream/Energy Fund, Inc. David A. Hearth, Paul Hastings John F. Della Grotta, Paul Hastings